SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 20, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated December 20, 2018: Nokia Corporation financial calendar for 2019

STOCK EXCHANGE RELEASE

December 20, 2018

Nokia Corporation financial calendar for 2019

Nokia Corporation
Stock Exchange Release
December 20, 2018 at 13:00 (CET +1)

Nokia Corporation financial calendar for 2019

Espoo, Finland — In this stock exchange release Nokia provides its financial calendar for 2019, which includes the planned publication dates of its financial reports.

Planned publication dates for Nokia’s financial reports in 2019:

•                  report for Q4 2018 and full year 2018: January 31, 2019;

•                  report for Q1 2019: April 25, 2019;

•                  report for Q2 2019 and half-year 2019: July 25, 2019; and

•                  report for Q3 2019 and January-September 2019: October 24, 2019.

Publication of “Nokia in 2018”

Nokia plans to publish its “Nokia in 2018” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 12 of 2019.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2019 is planned to be held on May 21, 2019.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2018	Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Vice President, Corporate Legal